Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	17 January 2008	*No of sheets:*	*1*

Current report 5/2008

The Management Board of KGHM Polska Miedź S.A. announces that the Supervisory Board of the Company, at its meeting on 17 January 2008, recalled Krzysztof Skóra from the function of President of the Management Board of KGHM Polska Miedź S.A. and Dariusz Kaśków from the function of Member of the Management Board - Vice President of the Management Board of KGHM Polska Miedź S.A.

The Supervisory Board of the Company has decided that the Management Board of KGHM Polska Miedź S.A. shall be comprised of three Members.

The Supervisory Board has appointed Ireneusz Reszczyński, I Vice President of the Management Board of KGHM Polska Miedź S.A. as the acting President of the Management Board of KGHM Polska Miedź S.A. until the President of the Management Board is appointed.

Legal basis: § 5 sec. 1 point 21 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

WICEPREZES ZARZĄDU
Marek Fusiński

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED 22 A

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	16 January 2008	*No of sheets:*	*3*

Current report 4/2008

The Management Board of KGHM Polska Miedź S.A. hereby provides a list of reports which were published in calendar year 2007. All reports which were published in 2007 are available on the website of the Company, www.kghm.pl

Type of report	Nr of report	Publication date	Subject
current report	1/2007	2007-01-05	Publication dates of periodic reports in 2007
current report	2/2007	2007-01-09	Significant contract with Tele-Fonika Kable S.A.
current report	3/2007	2007-01-16	List of information published in 2006
current report	4/2007	2007-01-17	Decision of the Court of Appeals regarding abrogation of a resolution of the Ordinary General Shareholders Meeting
current report	5/2007	2007-01-17	Approval by the Supervisory Board of the Technical-Economic Plan for the years 2007-2011 and the Budget for 2007
current report	6/2007	2007-01-19	Significant contract with MKM Mansfelder Kupfer und Messing GmbH
current report	7/2007	2007-01-31	Registration of a change in share capital of the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna
current report	8/2007	2007-02-02	Transferal of ownership of shares of Walcownia Metali Nieżelaznych Sp. z o.o
current report	9/2007	2007-03-01	Decisions of the Court of Appeals regarding abrogation of resolutions of the Ordinary General Shareholders Meeting
current report	10/2007	2007-03-06	Recommendation of the Management Board respecting the amount of the dividend
current report	11/2007	2007-03-06	Extraordinary General Shareholders Meeting – date and agenda
current report	12/2007	2007-03-12	Declaration regarding implementation of Corporate Governance principles
current report	13/2007	2007-03-12	Significant contract with KGHM Polish Copper Ltd.
current report	14/2007	2007-03-12	Proposed resolutions for the Extraordinary General Shareholders Meeting
current report	15/2007	2007-03-19	Selection of Auditor
current report	16/2007	2007-03-22	Registration of a change in the share capital of „Energetyka" sp z o.o.
current report	17/2007	2007-03-27	Decision of the Court of Appeals regarding abrogation of a resolution of the Ordinary General Shareholders Meeting
current report	18/2007	2007-04-11	Resolutions passed by the Extraordinary General Shareholders Meeting on 11 April 2007
current report	19/2007	2007-04-11	Changes in the composition of the Supervisory Board of KGHM Polska Miedź S.A.

Exemption number: 82 4639

current report	20/2007	2007-04-12	Registration of a change in share capital of KGHM Ecoren S.A.
current report	21/2007	2007-04-13	Proposed dividend dates
current report	22/2007	2007-04-13	Ordinary General Shareholders Meeting - date and agenda
current report	23/2007	2007-04-16	Shareholders holding at least 5% of the votes at the Extraordinary General Shareholders Meeting convened on 11 April 2007
current report	24/2007	2007-04-16	Information on Members of the Supervisory Board appointed to the Supervisory Board of the Company by the Extraordinary General Shareholders Meeting on 11 April 2007
current report	25/2007	2007-04-17	Change in date of publication of the consolidated annual report for 2006
current report	26/2007	2007-04-27	Proposed resolutions for the Ordinary General Shareholders Meeting
current report	27/2007	2007-05-07	Concise Evaluation of the Situation of the Company
current report	28/2007	2007-05-17	Significant packets of shares - change in the amount of shares held by the State Treasury
current report	29/2007	2007-05-29	Information on investment plans in support of the Company Strategy
current report	30/2007	2007-05-31	Dividend for 2006
current report	31/2007	2007-05-31	Resolutions passed by the Ordinary General Shareholders Meeting on 30 May 2007
current report	32/2007	2007-06-01	Shareholders holding at least 5% of the votes at the Ordinary General Shareholders Meeting convened on 30 May 2007
current report	32/2007	2007-06-01	Correction to the list of shareholders holding at least 5% of the votes at the Ordinary General Shareholders Meeting convened on 30 May 2007
current report	33/2007	2007-06-01	Extraordinary General Shareholders Meeting - date and agenda
current report	34/2007	2007-06-05	Proposed resolutions for the Extraordinary General Shareholders Meeting
current report	35/2007	2007-06-28	Registration of a change in share capital for the company Walcownia Metali "Łabędy" S.A.
current report	36/2007	2007-07-02	Acquisition of shares in newly-created company
current report	37/2007	2007-07-09	Information on the correction to the dividend for financial year 2006
current report	38/2007	2007-07-09	Resolutions passed by the Extraordinary General Shareholders Meeting on 9 July 2007
current report	39/2007	2007-07-10	Resignation of a member of the Supervisory Board
current report	40/2007	2007-07-13	Shareholders holding at least 5% of the votes at the Extraordinary General Shareholders Meeting convened on 9 July 2007
current report	41/2007	2007-07-20	Registration of a change in share capital of Avista Media Sp. z o.o. (formerly Tele Video Media Sp. z o.o.)
current report	42/2007	2007-07-30	Acquisition of shares of a new issue by the company "Zagłębie" Lubin Sportowa Spółka Akcyjna
current report	43/2007	2007-08-06	Change in the dates of publication of the half-year and consolidated half-year reports for the first half of 2007
current report	44/2007	2007-08-07	Filing of a suit alleging the invalidity of a resolution of the General Shareholders Meeting
current report	45/2007	2007-08-14	Submission of appeal of the decision issued by the Regional Court in Legnica
current report	46/2007	2007-08-21	The adjusted budget for 2007
current report	47/2007	2007-08-30	Approval by the Supervisory Board of the adjusted Budget for 2007
current report	48/2007	2007-09-05	Registration of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna
current report	49/2007	2007-09-06	Dismissal of appeal by the Company of a decision issued by the Regional Court in Legnica regarding prohibition of the payout of the second tranche of the dividend
current report	50/2007	2007-09-11	Extraordinary General Shareholders Meeting - date and agenda

Exemption number: 82 4639

current report	51/2007	2007-09-17	Proposed resolutions for the Extraordinary General Shareholders Meeting
current report	52/2007	2007-09-18	Court decision on the invalidity of a resolution of the General Shareholders Meeting
current report	53/2007	2007-09-24	Acquisition of shares of the company Polskie Centrum Promocji Miedzi spółka z o.o.
current report	54/2007	2007-10-09	Registration of a change of share capital by the company MIEDZIOWE CENTRUM ZDROWIA Spółka Akcyjna
current report	55/2007	2007-10-11	Appeal of a decision of the Regional Court in Legnica dated 18 September 2007
current report	56/2007	2007-10-16	Registration of a change in the share capital of „Zagłębie" Lubin Sportowa Spółka Akcyjna
current report	57/2007	2007-10-18	Changes in the Supervisory Board of KGHM Polska Miedź S.A.
current report	58/2007	2007-10-18	Resolutions passed by the Extraordinary General Shareholders' Meeting
current report	59/2007	2007-10-19	Shareholders holding at least 5% of the votes at the Extraordinary General Shareholders Meeting convened on 18 October 2007
current report	60/2007	2007-10-23	Information on Members of the Supervisory Board appointed to the Supervisory Board of the Company by the Extraordinary General Shareholders Meeting on 18 October 2007
current report	61/2007	2007-11-06	Changes in the composition of the Management Board
current report	62/2007	2007-11-09	Information on the Member of the Management Board appointed on 6 November 2007
current report	63/2007	2007-11-28	Decision of the Court of Appeals respecting the appeal of KGHM Polska Miedź S.A. of the decision of the Regional Court dated 18 September 2007 alleging the invalidity of a resolution of the Extraordinary General Shareholders' Meeting dated 9 July 2007
current report	64/2007	2007-11-30	Setting of payment date to Company shareholders of the second tranche of the dividend for 2006
current report	65/2007	2007-12-05	Decision of the Management Board of KGHM Polska Miedź S.A. regarding Telefonia Dialog S.A.
			periodic reports
periodic report		2007-02-14	quarterly report for Q4 2006
periodic report		2007-05-07	quarterly report for Q1 2007
periodic report		2007-08-06	quarterly report for Q2 2007
periodic report		2007-11-05	quarterly report for Q3 2007
periodic report		2007-03-01	consolidated quarterly report for Q4 2006
periodic report		2007-05-15	consolidated quarterly report for Q1 2007
periodic report		2007-08-14	consolidated quarterly report for Q2 2007
periodic report		2007-11-14	consolidated quarterly report for Q3 2007
periodic report		2007-09-14	half-year report for H1 2007
periodic report		2007-10-23	consolidated half-year report for H1 2007
periodic report		2007-03-12	annual report for 2006
periodic report		2007-04-20	consolidated annual report for 2006

Legal basis: art. 65 section 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws Nr 184, item 1539)

WICEPREZES ZARZADU
Marek Fusiński

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Leszek Mierzwa

END